UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Vertex Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92534K107

(CUSIP Number)

David Maryles

Managing Director, Legal and Compliance

BlackRock, Inc.

50 Hudson Yards

New York, NY 10001

(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlackRock, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,034,170
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,034,170
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,034,170
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.	TYPE OF REPORTING PERSON (see instructions) HC

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D (as so amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2024, as amended by Amendment No. 1 on August 27, 2024, by BlackRock relating to the Common Stock of Vertex Energy, Inc., a Nevada corporation (the “Issuer”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The information in the first paragraph of Item 3 is hereby amended and restated in its entirety to read as follows:

As of September 25, 2024, BlackRock, in its role as the parent of the Advisory Subsidiaries in the capacity as investment advisers to certain client accounts, held beneficial ownership of 5,034,170 shares of Common Stock, of which 3,728,831 shares of Common Stock are issuable upon exercise of warrants provided for in the warrant agreements and related amendments filed as Exhibits 10 through 16 hereto and incorporated by reference herein. 1,305,339 shares of Common Stock were acquired for an aggregate purchase price of approximately $8.1 million and the remaining 3,728,831 shares of Common Stock that are issuable upon exercise of the warrants referred to above were acquired in connection with the transactions contemplated by the Loan and Security Agreement (as defined below) pursuant to which the Managed Accounts (as defined below) provided an aggregate of approximately $136.6 million in term loans thereunder of which approximately $129.3 million in aggregate principal amount (excluding payment-in-kind interest) remains outstanding. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Advisory Subsidiaries.

Item 4. Purpose of Transaction.

The information in Item 4 is hereby amended by adding the following immediately after the twelfth paragraph thereof:

On September 24, 2024, the Managed Accounts entered into a Restructuring Support Agreement (the “Restructuring Support Agreement”) with the Issuer, certain of the Issuer’s affiliates (collectively with the Issuer, the “Company Parties”) and the other parties that together with the Managed Accounts hold 100% of the claims under the Loan and Security Agreement (together with the Managed Accounts, the “RSA Parties”), which represents an agreement between the Company Parties and the RSA Parties regarding agreed-upon terms for a financial restructuring of the Company Parties’ capital structure (such terms, the “Restructuring”) to be implemented pursuant to a chapter 11 plan filed by the Company Parties in cases (the “Chapter 11 Cases”) under chapter 11 of title 11 (“Chapter 11”) of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). Pursuant to the Restructuring Support Agreement, the Consenting Stakeholders (as defined in the Restructuring Support Agreement) have agreed, subject to certain terms and conditions, to support the Plan (as defined below). Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Restructuring Support Agreement.

Restructuring Transactions

The Restructuring Support Agreement contemplates the Restructuring. Pursuant to the Restructuring Support Agreement, the Debtors expect to effectuate a chapter 11 plan (the “Plan”) through either (a) a standalone recapitalization of the Company’s balance sheet; or (b) a sale of all, substantially all, or any portion of the Debtors’ assets through one or more sales (as applicable, a “Recapitalization Transaction”).

Pursuant to the Restructuring Support Agreement, the Consenting Stakeholders have agreed, subject to certain terms and conditions, to support the Plan, among other things.

The transactions contemplated by the Restructuring Support Agreement and the term sheets attached thereto (such transactions, collectively, the “Restructuring Transactions”) will be consummated pursuant to the Recapitalization Transaction, unless the Company Parties, with the prior written consent of holders holding at least 80% of the aggregate outstanding principal amount of the Term Loan Claims (such holders, the “Required Consenting Term Loan Lenders”) determine that pursuit of the highest or otherwise best asset sale proposal (or proposals), which may include a credit bid submitted by certain debtor-in-possession financing lenders (“DIP Lenders”) and/or Term Loan Lenders (a “Credit Bid”), is in the best interests of the Company Parties and their stakeholders (the “Successful Bid”).

If the Company Parties select a Successful Bid and such Successful Bid is approved by the Bankruptcy Court pursuant to an order, prior to the consummation of the asset sale, the Company Parties will establish and fund one or more reserves from cash on hand of the Company Parties and undrawn amounts under the DIP Facility (as defined below), in an amount determined in the Company Parties’ reasonable discretion and consented to by the Required Consenting Term Loan Lenders, sufficient to (a) fund the estimated fees, costs, and expenses necessary to fully administer and wind down the estates of the Company Parties, including the fees, costs, and expenses of the plan administrator selected by the Required Consenting Term Loan Lenders to wind down the Company Parties’ estates (the “Plan Administrator”), and (b) pay in full in cash all Claims required to be paid under the Bankruptcy Code and Plan in order for the Plan Effective Date to occur or otherwise be assumed or required to be paid under the terms of the Plan, in each case to the extent not liquidated and paid in full in cash on the Plan Effective Date (collectively, the “Wind Down Reserve”); provided, that (x) in no event shall the Wind Down Reserve constitute an increase to the DIP Facility at any time without the express consent of all of the DIP Lenders and (y) any new money term loans provided for the Wind Down Reserve shall be funded only in accordance with certain conditions, including, but not limited to, the absence of a default or event of default under the DIP Facility. Absent such an event of default, the Company Parties will be authorized to maintain the Wind Down Reserve in an amount and for such time as is necessary, each as determined by the Plan Administrator, to fully reconcile, liquidate, and pay in full in cash all applicable fees, costs, expenses, claims, and other obligations before distributing any excess distributable cash to holders of debtor-in-possession financing claims or any other claims and equity interests in accordance with the priorities and treatment described in the Restructuring Support Agreement.

The Restructuring Support Agreement also contemplates the cancellation of all existing equity interests of the Company, including the Company’s common stock, par value $0.001 per share (the “Common Stock”) and any interests arising from the Common Stock, including any options or warrants, at any time on or after the Plan Effective Date.

DIP Facility

To fund the administration of the Chapter 11 Cases and the implementation of the Restructuring Transactions, all of the DIP Lenders will provide a $280 million senior secured super-priority debtor-in-possession loan and security agreement (such agreement, the “DIP Loan Agreement”, and the financing facility thereunder, the “DIP Facility”), consisting of (a) an $80 million new money term loan facility, including approximately $44.5 million from the Managed Accounts and (b) a “roll up” loan facility, whereby $200 million of Term Loan Claims, including approximately $111.2 million from the Managed Accounts, will be converted on a cashless, dollar-for-dollar basis into DIP Facility loans on the terms and conditions set forth in the DIP Loan Agreement which provides for, among other things, granting a security interest in all assets of the Company Parties as collateral, and provides for a guarantee by the Company Parties. The DIP Facility will be used by the Company in accordance with the budget agreed upon between the Company Parties and the Required DIP Lenders.

The Company Parties will seek approval of the DIP Facility as is consistent with the DIP Loan Agreement, and the transactions contemplated by such DIP Loan Agreement are subject to approval by the Bankruptcy Court. In addition, the DIP Lenders’ obligations to provide the DIP Facility are subject to various conditions customary for debtor-in-possession financings of this type.

Additional Terms of the Restructuring Support Agreement

In accordance with the Restructuring Support Agreement, the Consenting Stakeholders agreed, among other things, to: (a) support the Restructuring Transactions as contemplated by, and within the timeframes outlined in, the Restructuring Support Agreement and the definitive documents governing the Restructuring Transactions; (b) not take action, in respect of each Consenting Stakeholder’s Company Claims/Equity Interests, directly or indirectly, to interfere with acceptance, implementation, or consummation of the Restructuring Transactions; and (c) vote each of each Consenting Stakeholder’s Company Claims/Equity Interests owned, held, or otherwise controlled by such Consenting Stakeholder and exercise any powers or rights available to it, in each case, in favor of any matter requiring approval to the extent necessary to implement the Restructuring Transactions.

In accordance with the Restructuring Support Agreement, the Company Parties agreed, among other things, to: (a) support and take all steps reasonably necessary and desirable to consummate the Restructuring Transactions in accordance with the Restructuring Support Agreement; (b) use commercially reasonable efforts to obtain any and all required regulatory and/or third-party approvals for the Restructuring Transactions; (c) negotiate in good faith and use commercially reasonable efforts to execute and deliver certain required documents and agreements to effectuate and consummate the Restructuring Transactions as contemplated by the Restructuring Support Agreement; and (d) not, directly or indirectly, object to, delay, impede, or take any other action to interfere with acceptance, implementation, or consummation of the Restructuring Transactions.

The Restructuring Support Agreement may be terminated upon the occurrence of certain events set forth therein, including, among other things, the failure to meet specified milestones specified in the Restructuring Term Sheet and in any DIP order.

The foregoing descriptions of the Restructuring Support Agreement, DIP Term Sheet, the Intermediation Facility Term Sheet and the transactions and the documents contemplated thereby does not purport to be complete and are qualified in their entirety by reference to the Restructuring Support Agreement which is filed as Exhibits 35 hereto and are incorporated by reference herein.

As a result of the foregoing, BlackRock may be deemed to have formed a “group,” as such term is used in Regulation 13D under the Act with the other parties to the Restructuring Support Agreement. BlackRock disclaims any membership or participation in a “group” with such other parties to the Restructuring Support Agreement or their affiliates and further disclaims beneficial ownership of any shares of Common Stock beneficially owned by any such parties or their affiliates.

Item 5. Interest in Securities of the Issuer.

The information in Items 5(a), (b) and (c) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of BlackRock to Rows (7) through (11), and (13) of the cover page of this Schedule 13D are incorporated herein by reference. See Annex A for applicable information regarding Covered Persons. In addition, pursuant to Section 13(d)(3) of the Act, BlackRock and the other parties to the Restructuring Support Agreement may, on the basis of the facts described elsewhere in this Schedule 13D, be considered to be a “group.” BlackRock disclaims any membership or participation in a “group” with such other parties to the Restructuring Support Agreement or their affiliates and further disclaims beneficial ownership of any shares of Common Stock beneficially owned by such parties or their affiliates. Due to the ownership limitations described in Item 6 below, an aggregate of 3,728,831 shares of Common Stock underlying warrants that are included in BlackRock’s reported beneficial ownership may not be exercisable to the extent that BlackRock is deemed to be a member of a “group” with the other parties to the Restructuring Support Agreement. As noted above, BlackRock disclaims any membership or participation in a “group” with such other parties to the Restructuring Support Agreement or their affiliates.

The aggregate percentage of shares of Common Stock reported as beneficially owned by BlackRock was calculated based on 93,514,346 shares of Common Stock issued and outstanding as of August 7, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 8, 2024.

The Common Stock beneficially owned by BlackRock includes Common Stock beneficially owned by its Advisory Subsidiaries, BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock Fund Advisors and BlackRock Institutional Trust Company, National Association.

(c) Annex B, attached hereto, sets forth the transactions, including certain index-tracking trades, that were effected by BlackRock’s Advisory Subsidiaries in the Common Stock between August 26, 2024 (the date through which information was presented in the Schedule 13D filed with the SEC on August 27, 2024 by BlackRock) and September 25, 2024. The transactions in the Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in paragraph 3 of Item 6 is hereby amended by adding the following at the end thereof:

Due to the foregoing ownership limitations, an aggregate of 3,728,831 shares of Common Stock underlying warrants that are included in BlackRock’s reported beneficial ownership may not be exercisable to the extent that BlackRock is deemed to be a member of a “group” with the other parties to the Restructuring Support Agreement. As noted above, BlackRock disclaims any membership or participation in a “group” with such other parties to the Restructuring Support Agreement or their affiliates.

The information in paragraph 6 of Item 6 is hereby amended and restated to read as follows:

Accounts managed by BlackRock have entered into notional principal amount derivative agreements (the “Short Derivative Agreements”) in the form of cash-settled swaps with respect to 107,911 shares of Common Stock (representing economic exposure to approximately 0.1% of the total issued and outstanding shares of Common Stock as of September 25, 2024). The Short Derivative Agreements provide such holder with economic results that are opposite to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Common Stock that are the subject of the Short Derivative Agreements. BlackRock hereby expressly disclaims beneficial ownership of the shares of Common Stock that are the subject of the Short Derivative Agreements. The counterparties to the Short Derivative Agreements are unaffiliated third-party financial institutions. In addition, accounts managed by BlackRock have entered into notional principal amount derivative agreements (the “Long Derivative Agreements”) in the form of long cash-settled swaps with respect to 57,968 shares of Common Stock (representing economic exposure to less than 0.1% of the total issued and outstanding shares of Common Stock as of September 25, 2024). The Long Derivative Agreements provide such holder with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Common Stock that are the subject of the Long Derivative Agreements. BlackRock hereby expressly disclaims beneficial ownership of the shares of Common Stock that are the subject of the Long Derivative Agreements. The counterparties to the Long Derivative Agreements are unaffiliated third-party financial institutions.

Item 7. Materials to Be Filed as Exhibits.

The information in Item 7 is hereby amended by adding the following after Exhibit No. 34:

Exhibit No.	Description

35	Restructuring Support Agreement, dated September 24, 2024, by and among the Issuer, the Managed Accounts and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 26, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2024

BlackRock, Inc.
By:	/s/ David Maryles
Name:	David Maryles
Title:	Attorney-in-Fact

Annex B

Transactions in Common Stock

(period from August 27, 2024 to September 25, 2024)

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
SpiderRock Advisors, LLC	September 6, 2024	514	$0.34	Sell
BlackRock Investment Management, LLC	September 25, 2024	17,874	$0.15	Sell
BlackRock Fund Advisors	September 25, 2024	193,438	$0.15	Sell